UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HERTZ GLOBAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton Dubilier & Rice Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power(1) 49,651,532

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power(1) 49,651,532

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,651,532 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 24.07%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 320,618,692 shares outstanding.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 49,651,532 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 49,651,532 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,651,532 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 24.07%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 320,618,692 shares outstanding.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 49,651,532 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 49,651,532 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,651,532 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 24.07%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 320,618,692 shares outstanding.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Investment Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 49,651,532 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 49,651,532 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,651,532 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 24.07%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 320,618,692 shares outstanding.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR CCMG Co-Investor L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 27,520,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 27,520,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,520,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.58%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 320,618,692 shares outstanding.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR CCMG Co-Investor GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 27,520,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 27,520,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,520,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.58%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 320,618,692 shares outstanding.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Parallel Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 328,468(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 328,468(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 328,468(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.10%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 320,618,692 shares outstanding.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Parallel Fund Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 328,468(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 328,468(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 328,468(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.10%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 320,618,692 shares outstanding.

Item 1.
(a)	Name of Issuer Hertz Global Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 225 Brae Boulevard Park Ridge, NJ 07656

Item 2.
(a)	Name of Person Filing

Name of Person Filing	Address	Citizenship
Clayton Dubilier & Rice Fund VII, L.P.	1403 Foulk Road, Suite 106 Wilmington, DE 19803	Cayman Islands
CD&R Associates VII, Ltd.	1403 Foulk Road, Suite 106 Wilmington, DE 19803	Cayman Islands
CD&R Associates VII, L.P.	1403 Foulk Road, Suite 106 Wilmington, DE 19803	Cayman Islands
CD&R Investment Associates VII, Ltd.	P.O. Box 309GT, Ugland House George Town, Grand Cayman, E9 BWI	Cayman Islands
CDR CCMG Co-Investor L.P.	P.O. Box 309GT, Ugland House George Town, Grand Cayman, E9 BWI	Cayman Islands
CDR CCMG Co-Investor GP Limited	P.O. Box 309GT, Ugland House George Town, Grand Cayman, E9 BWI	Cayman Islands
CD&R Parallel Fund VII, L.P.	1403 Foulk Road, Suite 106 Wilmington, DE 19803	Cayman Islands
CD&R Parallel Fund Associates VII, Ltd.	1403 Foulk Road, Suite 106 Wilmington, DE 19803	Cayman Islands

Clayton Dubilier & Rice Fund VII, L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Investment Associates VII, Ltd., CDR CCMG Co-Investor L.P., CDR CCMG Co-Investor GP Limited, CD&R Parallel Fund VII, L.P. and CD&R Parallel Fund Associates VII, Ltd. have entered into a Joint Filing Agreement, dated February 12, 2007, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

	(b)	Address of Principal Business Office or, if none, Residence See Item 2(a) above.
	(c)	Citizenship See Item 2(a) above.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 42805T 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See below.
	(b)	Percent of class: See below.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See below.
		(ii)	Shared power to vote or to direct the vote See below.
		(iii)	Sole power to dispose or to direct the disposition of See below.
		(iv)	Shared power to dispose or to direct the disposition of See below.

As of the date of this report, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of Hertz Global Holdings, Inc. listed opposite its name:

Reporting Person	Amount Beneficially Owned		Percent of Class(a)
Clayton Dubilier & Rice Fund VII, L.P.	49,651,532	(b)	15.49%
CD&R Associates VII, Ltd.	0	(c)	0%
CD&R Associates VII, L.P.	0	(c)(d)	0%
CD&R Investment Associates VII, Ltd.	0	(c)(e)	0%
CDR CCMG Co-Investor L.P.	27,520,000		8.58%
CDR CCMG Co-Investor GP Limited	0	(f)	0%
CD&R Parallel Fund VII, L.P.	328,468		0.10%
CD&R Parallel Fund Associates VII, Ltd.	0	(e)(g)	0%

(a)          Based on 320,618,692 shares outstanding.

(b)         Excludes 27,520,000 shares held by CDR CCMG Co-Investor L.P., of which CDR CCMG Co-Investor GP Limited, a wholly owned subsidiary of Clayton Dubilier & Rice Fund VII, L.P., is the general partner.  Clayton Dubilier & Rice Fund VII, L.P. expressly disclaims beneficial ownership of the shares held by CDR CCMG Co-Investor L.P.

(c)          Clayton Dubilier & Rice Fund VII, L.P. is a partnership of which CD&R Associates VII, Ltd. is the general partner, which is a wholly-owned subsidiary of CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner.  Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as of the shares held by each of CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P.

(d)         CMC-Hertz Partners, L.P. is affiliated with ML Global Private Equity Fund, L.P., Carlyle Hertz GP, L.P. and CD&R Associates VII, L.P. The general partner of CMC-Hertz Partners, L.P. is CMC-Hertz General Partner, L.L.C., whose managing members are Carlyle Hertz GP, L.P., ML Global Private Equity Fund, L.P. and CD&R Associates VII, L.P. Investment decisions on behalf of CMC-Hertz General Partner, L.L.C. are made by majority vote of the Executive Committee, which comprises one representative of each of The Carlyle Group, ML Global Private Equity Fund, L.P. and Clayton Dubilier & Rice, Inc.; however, until the eighth anniversary of the closing date of the Acquisition, ML Global Private Equity Fund, L.P. has the contractual right (subject to various restrictions) to make decisions regarding disposition or voting of the shares beneficially owned by CMC-Hertz General Partner, L.P. As a result, beneficial ownership of the shares held by CMC-Hertz Partners, L.P. may be attributed to ML Global Private Equity Fund, L.P., which disclaims beneficial ownership of such shares.

(e)          CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a three person board of directors, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. Joseph L. Rice, III, Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, Inc. Such persons disclaim such beneficial ownership.

(f)            CDR CCMG Co-Investor GP Limited, which is a wholly owned subsidiary of Clayton, Dubilier & Rice Fund VII, L.P., is the general partner of CDR CCMG Co-Investor L.P. CDR CCMG Co-Investor GP Limited expressly disclaims beneficial ownership of the shares held by each of CDR CCMG Co-Investor L.P. and Clayton, Dubilier & Rice Fund VII, L.P.

(g)         CD&R Parallel Fund Associates VII, Ltd. is the general partner of CD&R Parallel Fund VII, LP.  CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P. and CDR CCMG Co-Investor L.P.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group

Each of Clayton Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P. and CD&R Parallel Fund VII, L.P. (the “CD&R Funds”) is a party to an Amended and Restated Stockholders Agreement, dated as of November 20, 2006 (the “Stockholders Agreement”), among Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P. and CEP II Participations S.à.r.l SICAR (collectively, the “Carlyle Funds”), ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001 and ML Hertz Co Investor, L.P. (collectively, the “ML Funds”), CMC Hertz Partners, L.P., the CD&R Funds and Hertz Global Holdings, Inc.  The Stockholders Agreement requires the parties to vote their shares of the common stock of Hertz Global Holdings, Inc. (the “Common Stock”) for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in certain instances and, in some negotiated transactions, requires the seller to offer each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement requires the parties to vote their shares of Common Stock pursuant to the instructions of certain groups of investors with respect to certain change of control transactions. The aggregate number of shares of Common Stock beneficially owned collectively by the CD&R Funds, the Carlyle Funds, the ML Funds and CMC-Hertz Partners, L.P., based on available information, is approximately 229,500,000, which represents approximately 72% of the outstanding common stock of Hertz Global Holdings, Inc. The stock ownership reported for the CD&R Funds does not include any shares owned by other parties to the Stockholders Agreement. Each of the CD&R Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

CLAYTON, DUBILIER & RICE FUND VII,
L.P.
	By:	CD&R Associates VII, Ltd., its general
partner

Date: February 12, 2007

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, LTD.

Date: February 12, 2007

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, L.P.
	By:	CD&R Investment Associates VII,
Ltd., its general partner

Date: February 12, 2007

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII,
LTD.

Date: February 12, 2007

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CDR CCMG CO-INVESTOR L.P.
	By:	CDR CCMG Co-Investor GP Limited,
its general partner

Date: February 12, 2007

By: /s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

CDR CCMG CO-INVESTOR GP LIMITED

Date: February 12, 2007

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CD&R PARALLEL FUND VII, L.P.
	By:	CD&R Parallel Fund Associates VII,
Ltd., its general partner

Date: February 12, 2007

By: /s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and
Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII,
LTD.

Date: February 12, 2007

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary